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December 30, 2015 VIA EDGAR Ms. Kristin Shifflett Division of Corporation Finance Securities and Exchange Commission Washington, D.C. 20549	Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles	Rome San Diego San Francisco Shanghai Silicon Valley Singapore Tokyo

Re:    Golden Entertainment, Inc.
          Form 10-K for the year ended December 28, 2014
          Filed March 12, 2015
          Form 10-Q for the quarterly period ended September 30, 2015
          Filed November 6, 2015
          File No. 000-24993

Dear Ms. Shifflett:

On behalf of Golden Entertainment, Inc. (the “Company”), as discussed during our telephone conversation on December 29, 2015, we respectfully request an extension through January 25, 2016 to respond to the Staff’s comment letter dated December 24, 2015 with respect to the above-referenced periodic reports.

Any questions regarding this request should be directed to the undersigned at (858) 523-5406.

Very truly yours,

/s/ Barry M. Clarkson

Barry M. Clarkson of LATHAM & WATKINS LLP

cc:     Matthew Flandermeyer, Golden Entertainment, Inc.